Filed by The Chubb Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No.: 1-8661

Date: July 6, 2015

The following document was provided to Chubb employees on July 6, 2015.

The Chubb Corporation

Employee Compensation and Benefits Q&As

The following questions and answers (Q&As) provide information for U.S. employees related to the acquisition announcement. We will provide regular communication and updates as we proceed toward the finalization of the transaction.

1.	When will the merger take place?

As indicated in John Finnegan’s July 1, 2015 Corporate Note, Chubb’s merger with ACE is expected to close in the first quarter of 2016, following satisfaction of the closing conditions, including the receipt of regulatory and shareholder approval.

2.	Will my pay be affected by the merger?

Between now and the closing of the merger, it’s business as usual and Chubb’s pay programs will continue as currently in place. For one year following the closing of the merger, ACE has agreed to maintain salaries and target incentive compensation opportunities (including annual bonus and equity-based incentive compensation opportunities) that are no less favorable than those provided to Chubb employees immediately prior to the merger. Merit increases and actual incentive compensation payouts will be determined based on individual, business unit and company performance, generally consistent with past practice.

3.	Are my benefits going to change when the merger closes?

At this time, no action is required by you related to your benefits. For one year following the closing of the merger, ACE has agreed to provide benefits that, in the aggregate, are not less favorable than those provided to Chubb employees immediately prior to the merger.

Information regarding your 2016 benefits will be communicated during Annual Enrollment in November 2015. Additional information regarding the benefits transition process will be communicated closer to the completion of the merger.

4.	Where can I go to get detailed information about my current Chubb benefit plans?

You can find benefits information via MyChubb Benefits on our ChubbNet intranet or by calling the HR Service Center at 1-855-MyCHUBB (855-692-4822).

5.	What will happen to my pension benefits?

If you have more than three years of vesting service with a Chubb company or if you have reached age 65 while actively employed, you have a vested right to the pension benefit you have earned to date. If any changes are made to the pension plan in the future, those changes will be communicated to you and would apply only to the benefit earned going forward.

6.	What will happen to the CCAP? Will the 4% employer match be retained?

No changes to the CCAP are contemplated prior to the closing. ACE has agreed to provide benefits for one year following the closing of the merger that, in the aggregate, are not less favorable than those provided to Chubb employees immediately prior to the merger. After the closing, you will continue to have the right to contribute to a 401(k) plan. We will provide more specific guidance as we proceed with integration planning and implementation.

7.	I currently hold shares of Chubb stock in the CCAP and/or ESOP. What will happen to those shares upon the closing?

If you have a balance in the Chubb Stock Fund in the CCAP and/or ESOP, the shares will convert into the merger consideration (i.e., approximately 50% into cash and 50% into shares of ACE common stock) at the closing of the merger.

8.	What is the impact to my retiree health and life benefits?

ACE has committed to maintain the same retiree health and life benefits for three years following the closing of the merger.

9.	What will happen to my current ChubbChoice benefits (e.g., active employee medical, dental, life, etc.)?

No changes to ChubbChoice benefits are contemplated at this time. ACE has agreed to provide benefits for one year following the closing of the merger that, in the aggregate, are not less favorable than those provided to Chubb employees immediately prior to the merger. Information regarding your 2016 benefits will be communicated during Annual Enrollment in November 2015.

10.	What happens to my PTOs?

Between now and the closing of the merger, it’s business as usual and our PTO policy will continue as it has in the past. ACE will honor 2015 carryover PTOs into the 2016 calendar year. More information about time off programs at ACE will be provided prior to the closing of the merger.

11.	Will there be a profit sharing payment under the Profit Sharing Plan for 2015?

Between now and the closing of the merger, it’s business as usual and pay programs, including the Profit Sharing Plan, will continue as they have in the past.

12.	Will my years of service be recognized?

ACE will generally recognize your prior service with Chubb for all purposes with respect to employee benefit plans (excluding any ACE plan that provides defined benefit pension, retiree welfare, frozen or grandfathered benefits and excluding any service credit that would result in duplication of benefits).

13.	If my job is eliminated, what kind of severance benefits will I be offered?

ACE has agreed to honor the Chubb Severance Plan for any employee whose employment is terminated within the first year following the closing of the merger. We currently expect that the Chubb Severance Plan will be amended, prior to the closing of the merger, to provide for outplacement assistance and Chubb-subsidized COBRA benefits (i.e., continuation of medical coverage) for the duration of the severance period (i.e., two weeks for each year of service, with a minimum of four weeks and a maximum of 52 weeks). Additional information regarding these amendments will be communicated closer to the completion of the merger. You may review the current Chubb Severance Plan in the Information Center on MyChubb.

14.	Will Chubb’s stock continue to trade until the merger closes? Am I permitted to buy and sell shares of Chubb stock?

Chubb is a publicly traded company until the merger closes. Between now and the closing, we will continue to release earnings on a quarterly basis and our stock will continue to trade on the NYSE. There are no changes to the current policies on employees buying and selling Chubb stock (including with respect to any blackout period, including the one currently in effect, and the prohibitions on buying and selling of Chubb stock by employees who have material, non-public information regarding Chubb).

15.	Am I permitted to buy or sell shares of ACE stock?

Yes, you are permitted to buy and sell shares of ACE stock, except to the extent that you possess material, non-public information regarding ACE or are otherwise subject to applicable trading restrictions.

16.	What happens to my shares of Chubb stock (i.e., shares that I acquired upon the vesting of my equity awards) once the merger is closed?

Promptly after the closing, your Chubb stock will be converted into cash and shares of ACE common stock, consistent with treatment of all other shareholders.

17.	Once my existing Chubb stock is converted into cash and shares of ACE stock, will this be a taxable event for me?

Yes. The structure of the merger requires the exchange of your Chubb stock for ACE stock plus cash consideration. Accordingly, for U.S. shareholders that hold Chubb stock at the time of the closing (excluding shares of Chubb stock held in the CCAP and/or ESOP), this will be considered a taxable transaction for U.S. federal income tax purposes. U.S. owners of shares of Chubb stock will generally recognize a taxable capital gain or loss as of the closing of the merger equal to the difference between (1) the sum of the fair market value of the ACE stock and the cash received, and (2) the holder’s adjusted tax basis in the Chubb stock surrendered in the exchange.

The tax consequences of your receipt of the merger consideration for your existing Chubb stock are complex and fact-specific. This communication is not intended as tax advice, and we recommend you consult with your personal tax advisor to determine the effects of the merger on your tax obligations.

18.	What happens to my unvested RSU awards?

All unvested RSU awards that are outstanding immediately prior to the closing of the merger will be converted (in a manner intended to preserve their economic value) into RSU awards in respect of ACE common stock, subject to the same terms and conditions (including vesting schedules) that applied prior to the merger.

Effective as of the closing, unvested RSU awards will be modified to provide for vesting in full upon an involuntary termination or a constructive termination following the closing.

19.	What happens to my unvested TSR awards?

TSR awards granted in 2013: All unvested TSR awards that are outstanding immediately prior to the closing of the merger (if any) will be converted into RSU awards in respect of ACE common stock, with performance deemed achieved at the greater of target or actual performance, and otherwise subject to the same terms and conditions that applied prior to the merger.

TSR awards granted in 2014 or 2015: All unvested TSR awards that are outstanding immediately prior to the closing of the merger will be converted into RSU awards in respect of ACE common stock, with performance deemed achieved at target at the closing, and otherwise subject to the same terms and conditions that applied prior to the merger.

Effective as of the closing, unvested TSR awards will be modified to provide for vesting in full upon an involuntary termination or a constructive termination following the closing.

20.	What happens to my unvested stock options?

Any stock options that are outstanding and unexercised as of immediately prior to the closing of the merger will be converted automatically (in a manner intended to preserve their economic value) into stock options in respect of ACE common stock.

21.	I have stock options that are vested or will vest before the merger closes. Am I able to exercise my options?

Yes, you are free to exercise any vested, unexpired stock options, subject to any applicable blackout periods.

22.	What is a constructive termination?

In connection with the merger, a constructive termination of your employment will have occurred if you resign (after the lapse of specified notice and cure periods) due to a decrease in your base salary or a material decrease in your annual target incentive compensation opportunity (cash and equity awards in the aggregate); or relocation of your primary office location by more than 50 miles.

23.	What is an involuntary termination?

In connection with the merger, an involuntary termination refers to a termination of service without “cause.” Cause generally includes an employee’s willful failure to perform employment-related duties, willful or serious misconduct reasonably expected to result in material injury to Chubb’s (or its successor’s) business or reputation, conviction of, or plea of guilty or no contest to, a felony or breach of any written covenant, agreement or material written policy of Chubb (or its successor).

24.	Are there resources available that can help with any personal concerns I might have?

The Employee Assistance Program (EAP) offers a variety of resources related to managing change and stress, including free unlimited, toll-free telephonic access to help. The EAP is available to all employees and their household members. For information in the U.S., call 1-800-327-2955 or go online to www.magellanassist.com.

The Ayco Financial Planning Center offers assistance with topics related to your finances, including retirement, managing debt, creating a budget and developing a personal financial plan. You may speak one-on-one with a personal financial coach by calling the Ayco AnswerLine® at 1-800-334-8964 or by registering at www.aycofn.com/Chubb.afn.

Employees do not have to be enrolled in ChubbChoice benefit plans to be eligible for this assistance.

The Q&As in this document are intended to address commonly asked questions in summary format and do not create contractual rights or amend any plans or benefit programs. As always, the terms of the underlying benefit plans, and the merger agreement with respect to items addressed in the merger agreement, control in the event of a conflict with this summary, and Chubb and ACE reserve the right to amend or terminate their benefit plans in accordance with the terms of the plans and applicable law. Nothing in this document should be construed as an employment contract. The employment relationship between Chubb and its employees is employment at will.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of Chubb by ACE, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of ACE and Chubb. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where ACE and Chubb do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which ACE and Chubb operate; judicial or regulatory judgments and legal proceedings; ACE’s ability to complete the acquisition and integration of Chubb successfully; and other factors that may affect future results of ACE and Chubb.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in ACE’s 2014 Annual Report on Form 10-K and Chubb’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, ACE will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of ACE and Chubb, and a Prospectus of ACE, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving ACE and Chubb will be submitted to ACE and Chubb shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ACE AND CHUBB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about ACE and Chubb, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ACE Limited, 17 Woodbourne Avenue, Hamilton, HM08, Bermuda, Attention: Investor Relations, 441-299-9283, or to The Chubb Corporation, 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061, Attention: Investor Relations, 908-903-2365.

PARTICIPANTS IN THE SOLICITATION

ACE, Chubb, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ACE’s directors and executive officers is available in ACE’s proxy statement for its 2015 Annual General Meeting of Shareholders filed with the SEC on April 8, 2015. Information regarding Chubb’s directors and executive officers is available in Chubb’s proxy statement for its 2015 Annual Meeting of Shareholders filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.